SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: November 6, 2009

Date: November 6, 2009

ON TRACK INNOVATIONS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of the Shareholders of On Track Innovations Ltd. (“Company”) will be held on Friday, December 11, 2009, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel (“Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2008.

2.	To re-appoint Somekh Chaikin (member of KPMG International) as the Company’s independent certified public auditors for the fiscal year ending December 31, 2009 and to authorize the Company’s Board of Directors to delegate the authority to determine the auditors’ remuneration to the Audit Committee.

3.	To re-appoint Dr. Ora Setter to serve as an external director of the Company for an additional three-year term effective August 25, 2009 (in compliance with the Israeli Companies Law requiring that a female external director shall be elected if all other directors are male).

4.	To re-appoint Eliezer Manor to serve as an external director of the Company for an additional three-year term effective August 25, 2009.

5.	To renew the employment agreement of Mr. Ohad Bashan, the President and the Chief Marketing Officer of the Company and CEO of OTI America, Inc., for a period of five years ending on August 24, 2014, with the same employment terms as in the existing employment agreement.

6.	In connection with the renewal of Mr. Ohad Bashan’s employment agreement for five years, to approve the grant to Mr. Ohad Bashan of options to purchase up to 500,000 ordinary shares of the Company, which will be vested during the employment period, with an exercise price equal to the closing price of the ordinary shares of the Company on Nasdaq on the record date for the Meeting (November 5, 2009), which is US$ 0.98.

7.	To increase the Company’s authorized share capital from NIS 5,000,000 to NIS 12,000,000 and to amend Article 6 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly, in order to allow the issuance of the maximum number of ordinary shares possible under the Rights Plan adopted by the Company on January 11, 2009.

8.	To authorize Mr. Oded Bashan to continue serving as both the Chairman of the Board of Directors and Chief Executive Officer for an additional three-year period, in accordance with the provisions of Section 121(c) of the Israeli Companies Law.

9.	To approve the grant of options to purchase up to 30,000 ordinary shares of the Company to Mr. Eli Akavia, a non-executive director of the Company, under the same terms as those approved by the shareholders with regards to the other non-executive directors of the Company (which were not granted to Mr. Akavia at the time of the approval due to a technical oversight,).

Record Date and Right to Vote

Only shareholders of record as of the close of trading on the Nasdaq Global Market on November 5, 2009 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. As of the Record Date, 23,375,006 of the ordinary shares of the Company (“Ordinary Shares”) were issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. You are also entitled to notice of the meeting and to vote at the meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting with an ownership certificate in the form attached hereto or other form satisfactory to the Company, issued by a member of a stock exchange, or a copy of the shareholder’s Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders meeting, unless a quorum is present when the meeting begins. The quorum required for a meeting is at least two shareholders present in person or by proxy holding in the aggregate at least 33 1/3% of the issued and outstanding Ordinary Shares (“Quorum”) as of the Record Date for the Meeting. If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Proxy

You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our board of directors. Please follow the instructions on the proxy card.

We are mailing copies of this invitation and the proxy card to our shareholders of record on the Record Date, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares

We will not be able to count a proxy card unless we receive it at our principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or our registrar and transfer agent, Continental Stock Transfer & Trust Company, receives it, in the enclosed envelope, by December 9, 2009 at 9:00 A.M. Israel time, which is December 9, 2009 at 2:00 A.M. Eastern standard time. If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. In addition, by signing and returning the proxy card you are confirming both that you are not a “controlling shareholder” of the company and that you do not have a “personal interest” in any proposed resolution, unless you specifically note on the proxy card that you are a “controlling shareholder” of the company or that you have a “personal interest” with respect to a specific resolution. Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

By order of the Board of Directors, /s/ Oded Bashan —————————————— Mr. Oded Bashan Chairman of the Board of Directors

Date: November 6, 2009

Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company’s Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)
(1) Name of shareholder ______________
(2) I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________ Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________ Country of incorporation _____________

(3) Record Date for which this certificate is granted: November 5, 2009

Details of the Shares:

(1)	Name of the security – Ordinary Shares;
Par value – N.I.S 0.1 ;
ISIN code – IL 009248951
(2)	No. of Shares – _________
(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________ Date: ______________

ON TRACK INNOVATIONS LTD.

ROSH-PINA, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (“Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Friday, December 11, 2009, at 09:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2008.

2.	To re-appoint Somekh Chaikin (member of KPMG International) as the Company’s independent certified public auditors for the fiscal year ending December 31, 2009 and to authorize the Company’s Board of Directors to delegate the authority to determine the auditors’ remuneration to the Audit Committee.

3.	To re-appoint Dr. Ora Setter to serve as external director of the Company for an additional three-year term effective August 25, 2009 (in compliance with the Israeli Companies Law requiring that a female external director shall be elected if all other directors are male).

4.	To re-appoint Eliezer Manor to serve as external director of the Company for an additional three-year term effective August 25, 2009.

5.	To renew the employment agreement of Mr. Ohad Bashan, the President and the Chief Marketing Officer of the Company and CEO of OTI America, Inc., for a period of five years ending on August 24, 2014, with the same employment terms as in the existing employment agreement.

6.	In connection with the renewal of Mr. Ohad Bashan’s employment agreement for five years, to approve the grant to Mr. Ohad Bashan of options to purchase up to 500,000 ordinary shares of the Company, which will be vested during the employment period, with an exercise price equal to the closing price of the ordinary shares of the Company on Nasdaq on the record date for the meeting (November 5, 2009), which is US$ 0.98.

7.	To increase the Company’s authorized share capital from NIS 5,000,000 to NIS 12,000,000 and to amend Article 6 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly, in order to allow the issuance of the maximum number of ordinary shares possible under the Rights Plan adopted by the Company on January 11, 2009.

8.	To authorize Mr. Oded Bashan to continue serving as both the Chairman of the Board of Directors and Chief Executive Officer for an additional three-year period, in accordance with the provisions of Section 121(c) of the Israeli Companies Law.

9.	To approve the grant of options to purchase up to 30,000 ordinary shares of the Company to Mr. Eli Akavia, a non-executive director of the Company under the same terms as those approved by the shareholders with regards to the other non-executive directors of the Company (which were not granted to Mr. Akavia at the time of the approval due to a technical oversight).

Record Date and Right to Vote

Only shareholders of record as of the close of trading on the Nasdaq Global Market on November 5, 2009 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. As of the Record Date, 23,375,006 of the ordinary shares of the Company (“Ordinary Shares”) were issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.

A shareholder whose Ordinary Shares are registered in his, her or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting with an ownership certificate in the form attached hereto or other form satisfactory to the Company, issued by a member of a stock exchange, or a copy of the shareholder’s Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders meeting, unless a quorum is present when the meeting begins. The quorum required for a meeting is at least two shareholders present in person or by proxy holding in the aggregate at least 33 1/3% of the issued and outstanding Ordinary Shares (“Quorum”) as of the Record Date for the Meeting. If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Proxy

You can vote your shares by attending the meeting or by completing and signing a proxy card. Attached is the proxy card for the meeting that is being solicited by our board of directors. Please follow the instructions on the proxy card.

We are mailing copies of the proxy card to our shareholders of record on the Record Date, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares

We will not be able to count a proxy card unless we receive it at our principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or our registrar and transfer agent, Continental Stock Transfer & Trust Company, receives it, in the enclosed envelope, by December 9, 2009 at 9:00 A.M. Israel time, which is December 9, 2009 at 2:00 A.M. Eastern standard time. If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. In addition, by signing and returning the proxy card you are confirming both that you are not a “controlling shareholder” of the company and that you do not have a “personal interest” in any proposed resolution, unless you specifically note on the proxy card that you are a “controlling shareholder” of the company or that you have a “personal interest” with respect to a specific resolution. Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

Our board of directors unanimously recommends that you vote “FOR” all proposals under Items 2 through 9 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of the Record Date, or a different date, if so provided in the table below for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding ordinary shares, and (ii) our executive officers and directors as a group. The information in the table below is based on 23,375,006 ordinary shares outstanding as of the Record Date.

Name of beneficial owner (1)	Number of Shares Beneficially Owned (2)	% of Class of Shares	Number of Options Beneficially Owned (3)	Exercise Price	Date of Expiration

Oded Bashan (4)	2,324,324	9.94%	-	NA	NA
Diker Management, LLC (5)	1,976,588	8.45%	-	NA	NA
Crossfields Fund I LP (6)	1,649,137	7.05%	-	NA	NA
Trellus Management
Company, LLC (7)	1,422,726	6.08%	-	NA	NA
All executive officers
and directors as a group	3,135,328	13.4%	610,029

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire within 60 days after the Record Date (as determined in accordance with footnote (3)).

(2)	If a shareholder has the right to acquire shares by exercising options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable within 60 days from the Record Date. The exercise price of some of these options is greater than our current share market price.

(4)	Includes 861,663 ordinary shares held by Mr. Bashan and 7,462 ordinary shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes 1,455,199 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxies granted to him.

(5)	This information is based solely on Form 13F filed with the SEC by Diker Management, LLC on August 14, 2009. The percentage of beneficial ownership was computed by us based on the information included in the Form 13F and the total number of outstanding ordinary shares as of the Record Date. Based on the information provided in such Form 13F, the address of Diker Management LLC is 745 Fifth Avenue, Suite 1409, New York, NY 10151. Diker Management LLC reports shared voting power over 1,798,326 shares and sole voting power over 178,262 shares as of June 30, 2009.

(6)	This information is as of December 31, 2008 and is based solely on a Form 13G filed with the SEC on February 12, 2009, by Crossfields Fund I LP. The percentage of beneficial ownership was computed by us based on the information included in the Form 13G and the total number of outstanding ordinary shares as of the Record Date. Based on the information provided in such Form 13G, the address of Crossfields Fund I LP is: 800 Third Avenue, Suite 1701, New York, NY 10022. Crossfields Fund I LP reports shared voting power over 1,649,137 shares as of December 31, 2008.

(7)	This information is based solely on Forms 13F filed with the SEC by Trellus Management Company, LLC on August 14, 2009. The percentage of beneficial ownership was computed by us based on the information included in the Form 13F and the total number of outstanding ordinary shares as of the Record Date. Based on the information provided in such Form 13F, the address of Trellus Fund Management Company, LLC is 350 Madison Avenue, 9th Floor, New York, NY 10017. Trellus Fund Management Company, LLC reports shared voting power over 1,422,726 shares as of June 30, 2009.

ITEM 1 – PRESENTATION OF 2008 FINANCIAL STATEMENTS

        Our audited financial statements for the year ended December 31, 2008 are included in our Annual Report on Form 20-F, which we filed with the U.S. Securities and Exchange Commission (“SEC”) on June 29, 2009. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports (including the said Annual Report on Form 20-F) are also available online at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

        This item will not involve a vote of the shareholders. However, we will hold a discussion with respect to the financial statements at the Meeting.

ITEM 2 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

        In meetings of the Company’s Audit Committee and Board of Directors on August 23, 2009, it was resolved to recommend to the Company’s shareholders to re-appoint Somekh Chaikin, a member of KPMG International, as the Company’s independent certified public auditors for the fiscal year ending December 31, 2009, and to authorize the Company’s Board of Directors to delegate the authority to determine the auditors’ remuneration to the Audit Committee. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to re-appoint Somekh Chaikin (a member of KPMG International) as the Company’s independent certified public auditors for the fiscal year ending December 31, 2009 and to authorize the Board of Directors to delegate the authority to determine the remuneration of said auditors for such fiscal year to the Audit Committee.”

        The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

ITEM 3 – RE-APPOINTMENT OF DR. ORA SETTER AS AN EXTERNAL DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli Companies Law to appoint at least two External Directors. On August 2009, our Board of Directors included four External Directors, Shlomo Toussia-Cohen, Eliezer Manor, Dr. Ora Setter and Ra’anan Elran.

        Dr. Ora Setter has been serving as an External Director on the Board of Directors of the Company since August 2006 and, in accordance with the Israeli Companies Law, her first term as an External Directors ended on August 24, 2009. The Board of Directors recommends re-appointing Dr. Setter to serve a second term of three years as an External Director on the Board of Directors of the Company.

        The Company has received a statement from Dr. Ora Setter, in which she declares that she meets all of the requirements applicable to External Directors, as set forth in the Israeli Companies Law. Dr. Setter meets the requirement of the Israeli Companies Law that an External Director who is not an “accounting and financial expert” possess certain “professional qualifications”. In addition, under the Israeli Companies Law, where on the date of appointment of an external director in a public company the board of directors includes only directors of one gender, the external director that will be appointed shall be of the other gender. As of August 25, 2009 the Company’s Board of Directors includes only directors of the male gender, and therefore Dr. Setter’s appointment complies with the abovementioned requirement. Biographical information about Dr. Setter is provided below

        The Company is not aware of any reason why Dr. Setter, if elected as an External Director, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Dr. Setter.

        The following biographical information is provided with respect to Dr. Ora Setter and is based upon the records of the Company and information furnished thereto by Dr. Setter.

        Dr. Ora Setter has been serving as an External Director on the Board of Directors of the Company since August 2006. Until August 2006 Dr. Setter was the CEO and Academic Director of Lahav – Executive Education Center in Tel Aviv University. Dr. Setter also served a as director in Sapanut & Aspaka Ltd., Marnetics Inc., Topspin Medical Inc., Ravad Ltd. and Medcon Ltd. Dr. Setter is an active lecturer at the Recanati Business School at Tel Aviv University, and in other academic institutions. Dr. Setter is a consultant to many leading companies in Israel, focusing on organizational development and business, and specializing in knowledge management and implementation of knowledge management systems, and in building and organizing training programs for organizations. She is also a well known lecturer and writer. In the past Dr. Setter was the entrepreneur and a director of Book A la Carte, Inc., a start up company dealing with publishing books through the Internet. Dr. Setter’s areas of teaching and research include Psychological Contracts in organizations, leadership, organizational diagnosis & development, real and virtual team building, organizational politics and power and career dynamics. Dr. Setter serves in the board of several organizations – business companies and NGO’s. She is the organizing force and leader of the “Women promoting women” network in Israel, including most of the women leaders in business, academia, public sector and NGO’s. Recently Dr. Setter has completed her studies for a Master degree in Religions Science South Asian Studies in Tel Aviv University, and is involved with several ventures as a partner and business consultant.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to re-appoint Dr. Ora Setter as an External Director on the Board of Directors of the Company for an additional three year term effective August 25, 2009 (in compliance with the Israeli Companies Law requiring that a female external director shall be elected if all other directors are male).”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one-third of the shares of any non-controlling shareholders (as such term is defined in the Israeli Companies Law) or anyone on their behalf voted for the matter; or (ii) the total number of shares of non-controlling shareholders voted against this resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution. Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

ITEM 4 – RE-APPOINTMENT OF MR. ELIEZR MANOR AS AN EXTERNAL DIRECTOR

        Mr. Eliezer Manor has been serving as an External Director on the Board of Directors of the Company since May 2003 and, in accordance with the Israeli Companies Law, his second term as an External Directors ended on August 24, 2009. The Board of Directors recommends re-appointing Mr. Eliezer Manor to serve a third term of three years as an External Director on the Board of Directors of the Company. In addition, as required under the Israeli Companies Regulations, the Company’s Audit Committee and Board of Directors have determined that the appointment of Mr. Manor for a third term is in the best interest of the Company in light of Mr. Manor’s expertise in the field of venture capital, his expertise in the Chinese market in which the Company operates and his special contribution to the work of the Board of Directors of the Company and its committees.

        The Company has received a statement from Mr. Eliezer Manor, in which he declares that he meets all of the requirements applicable to External Directors, as set forth in the Israeli Companies Law. Mr. Manor meets the requirement of the Israeli Companies Law that an External Director who is not an “accounting and financial expert” possess certain “professional qualifications”. Biographical information about Mr. Manor is provided below.

        The Company is not aware of any reason why Mr. Manor, if elected as an External Director, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Mr. Manor.

        The following biographical information is provided with respect to Mr. Eliezer Manor and is based upon the records of the Company and information furnished thereto by Mr. Manor.

        Mr. Eliezer Manor has been serving as an External Director on the Board of Directors of the Company since May 2003. Mr. Manor is a private businessman engaged in Hi-tech entrepreneurship and venture capital. His activities are carried out through his wholly owned company, Shirat Enterprises Ltd., which holds a portfolio of private investments and, in addition, carries out a broad program dedicated to establishment of joint ventures between Israeli Hi-tech companies and Chinese industrial mature companies. In the past Mr. Manor was the co-founder and director of several Hi-tech start-up companies. He also served as a member of the international team of WJ Hopper investment bank. Mr. Manor was also a co-founder and managing director of two VC funds (Mofet in Israel and GCP in the Silicon Valley), and a founder of IVA (Israel Venture Capital and Private Equity Association) and served as its first executive director. Mr. Manor holds a B.Sc. Physics from the Tel Aviv University and a M.Sc. Applied Physics from the Weizmann Institute of Science, Israel, specializing in electro-optics and is a member of the Advisory Editorial Board of Photonics Spectra – the international journal of electro-optical engineering. Mr. Manor is also engaged in venture philanthropy and together with his family established “Schools-On-Line”, an NGO active among high-school children and teachers, in which he is still involved.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to re-appoint Mr. Eliezer Manor as an External Director on the Board of Directors of the Company for an additional three year term effective August 25, 2009.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one-third of the shares of any non-controlling shareholders (as such term is defined in the Israeli Companies Law) or anyone on their behalf voted for the matter; or (ii) the total number of shares of non-controlling shareholders voted against this resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution. Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

ITEM 5 – RENEWAL OF THE EMPLOYMENT AGREEMENT OF MR. OHAD BASHAN

        Mr. Ohad Bashan is the President and the Chief Marketing Officer of the Company, the Chief Executive Officer of OTI America, Inc. (“OTI America”) and a director of the Company. The employment agreement of Mr. Ohad Bashan has recently expired. It was therefore proposed by the Board of Directors, upon recommendation of the Audit Committee and the Compensation Committee, to renew the employment agreement of Mr. Bashan for a period of five years commencing on August 25, 2009, which agreement has the same terms as the previous agreement.

        It is proposed that at the Meeting the following resolution shall be adopted:

        “RESOLVED, to renew the employment agreement of Mr. Ohad Bashan for a period of five years ending on August 24, 2014, on the same terms as in the existing employment agreement”.

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

ITEM 6 – GRANT OF OPTIONS TO MR. OHAD BASHAN

        In connection with the renewal of Mr. Ohad Bashan’s employment agreement for five years, and upon recommendation of the Audit Committee and the Compensation Committee, it was proposed by the Board of Directors to grant to Mr. Ohad Bashan 500,000 options, under the following terms:

(1)	The options shall have an exercise price equal to the closing price of the Ordinary Shares on Nasdaq on the Record Date, which is US$ 0.98, with the following vesting schedule: 100,000 options upon issuance, 50,000 options on January 1, 2010, and thereafter additional 50,000 options every six month period (i.e. on July 1 or January 1 of the relevant year) until July 1, 2013, when all 500,000 options shall be vested.

(2)	In case of termination of Mr. Bashan’s employment by the Company not for cause (as detailed in Mr. Bashan’s employment agreement), all Mr. Bashan’s unvested options, as detailed above, shall become fully vested immediately upon such termination.

        It is proposed that at the Meeting the following resolution shall be adopted:

        “RESOLVED, in connection with the renewal of Mr. Ohad Bashan’s employment agreement for five years, to grant to Mr. Ohad Bashan 500,000 options, with an exercise price equal to the closing price of the ordinary shares on Nasdaq on the Record Date (i.e. US$ 0.98), with the following vesting schedule: 100,000 options upon issuance, 50,000 options on January 1, 2010, and thereafter additional 50,000 options every six month period (i.e. on July 1 or January 1 of the relevant year) until July 1, 2013, when all 500,000 options shall be vested.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law of 1999) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

ITEM 7 – INCREASE THE COMPANY’S AUTHORIZED SHARE CAPITAL

        The Company’s authorized share capital is equal to NIS 5,000,000 divided into 50,000,000 Ordinary Shares, having par value of NIS0.10 per share.

        On January 11, 2009, the Board of Directors of the Company adopted a Rights Plan that provides for a potential issuance of additional Ordinary Shares, in certain events.

        To allow the issuance of the maximum number of Ordinary Shares possible under the Rights Plan, the Board of Directors of the Company has resolved that it is advisable to increase the authorized share capital of the Company by NIS 7,000,000 so that following such increase, the authorized share capital shall be NIS 12,000,000 comprised of 120,000,000 Ordinary Shares, par value NIS0.10 per share. The Board of Directors further resolved to amend the Rights Plan, so that the 1:3 ratio will apply when the authorized share capital is NIS 12,000,000.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to increase the Company’s authorized share capital by NIS 7,000,000 divided into 70,000,000 Ordinary Shares, so that the Company’s authorized share capital will be equal to NIS 12,000,000 divided into 120,000,000 Ordinary Shares, par value of NIS0.10 per share and to amend Article 6 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly, to allow the issuance of the maximum number of Ordinary Shares possible under the Rights Plan approved by the Company on January 11, 2009.”

        The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

ITEM 8 – AUTHORIZATION OF MR. ODED BASHAN TO CONTINUE
SERVING AS BOTH CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

        The Israeli Companies Law provides that the Chairman of the Board of Directors of a public company cannot also serve as the Chief Executive Officer of the company, unless authorized by such company’s shareholders. Any such authorization by shareholders is valid for a period not to exceed three years from the date of the shareholder authorization. The shareholders last authorized Mr. Oded Bashan to serve as both our Chairman of the Board and Chief Executive Officer in 2006.

        The Company’s Board of Directors determined that it is in the best interest of the Company and its shareholders to have Mr. Oded Bashan continue to serve as the Chairman of the Board of Directors and as the Chief Executive Officer of the Company, and recommended that Mr. Bashan continues serving in both of these capacities for an additional period of three years from the date of the meeting.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to authorize Mr. Oded Bashan to continue serving as both Chairman of the Board of Directors and Chief Executive Officer of the Company for an additional three year period, in accordance with the provisions of Section 121(c) of the Israeli Companies Law.”

        The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least two-thirds of the shares of any non-controlling shareholders (as such term is defined in the Israeli Companies Law) or anyone on their behalf voted for the matter; or (ii) the total number of shares of non-controlling shareholders voted against this resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve this resolution.

ITEM 9 – GRANT OF OPTIONS TO MR. ELI AKAVIA, A NON-EXECUTIVE DIRECTOR

        In recognition of their important contribution to the Company’s performance, and upon recommendation of the Audit Committee and the Compensation Committee, the Board of Directors approved in 2007 to grant to each of the non-executive director of the Company, Eli Akavia, Shlomo Toussia-Cohen, Eliezer Manor, Ora Setter and Raanan Elran options to purchase 30,000 Ordinary Shares of the Company with an exercise price per of NIS 0.10 per each Ordinary Share under the Company’s 2001 Share Option Plan. The vesting dates of the options were July 27, 2007 (10,000 options), April 13, 2008 (10,000 options) and April 13, 2009 (10,000 options), so that all such options are currently fully vested. All such options not exercised on or prior to April 13, 2012 will expire.

        The grants to Shlomo Toussia-Cohen, Eliezer Manor, Ora Setter and Raanan Elran were approved by the shareholders of the Company on July 27, 2007. Due to a technical oversight, the grant to Mr. Eli Akavia was not included in the grants that were brought to the approval of the shareholders on July 27, 2007, and we are now asking to approve the grant of 30,000 options to Mr. Eli Akavia on the same terms as those issued to the other non-executive directors, as set forth above, so that Mr. Akavia’s total compensation shall be identical to that of the other non-executive directors.

        Therefore, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, to grant to Eli Akavia fully vested options to purchase 30,000 ordinary shares of the Company with an exercise price of NIS 0.10 per Ordinary Share, on the same terms as those approved by the shareholders with regard to the other non-executive directors (which were not granted to Mr. Akavia at the time of the approval due to a technical oversight).”

        The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.